SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 25, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street,
Newtown,
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release – AngloGold Ashanti announces changes to the board of directors

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485

Change to the board of directors

Professor Wiseman Nkuhlu is to join the board of AngloGold Ashanti, and is appointed chairman of the audit and corporate governance committee, with effect from 1 June 2009.

Board chairman Russell Edey said: “We are delighted to have Professor Nkuhlu rejoin the board”.

Johannesburg
25 May 2009

JSE Sponsor : UBS

ENDS
Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media)
+27 (0) 11 637-6383
+27 (0) 83 250 0757         afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637-
6813
+27 (0) 82 896 0306          jjones@AngloGoldAshanti.com

DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name
Nature of Change
Prof. L W Nkuhlu
Appointment effective 1 June 2009

Taking account of the above change which is effective 1 June 2009, the board of directors will be made up as follows:

Directors
Mr R P Edey
(Chairman)
(British)
Dr T J Motlatsi
(Deputy Chairman)
(South African)
Mr M Cutifani
(Chief Executive Officer)
(Australian)
Mr F B Arisman
(American)
Mr W A Nairn
(South
African)
Prof L W Nkuhlu
(South
African)
Mr S M Pityana
(South
African)
Mr S Venkatakrishnan
(British)

25 May 2009

JSE Sponsor – UBS

NOTE TO THE EDITORS

Professor Wiseman Nkuhlu, who holds a BCom degree from the University of Fort Hare, is a certified chartered accountant with the South African Institute of Chartered Accountants and is a
past national president of the Institute. He also holds an MBA from the University of New York and is a respected South African academic, professional and business leader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 25, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary